Mail Stop 3561

October 10, 2008

Via U.S. Mail and Facsimile

Mervin Dunn
President and Chief Executive Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

RE: Commercial Vehicle Group, Inc.
        Form 10-K for the fiscal year ended December 31, 2007

        File No. 000-50890

Dear Mr. Dunn:

        We have reviewed your filing and have the following comments. We have
limited our review to only financial statements and related disclosures and do not intend
to expand our review to other portions of your document. Where indicated, we think you
should revise your document in response to these comments and comply with the
remaining comments in all future filings. If you disagree, we will consider your
explanation as to why our comments are inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Selected Financial Data, page 31

1. Reference to made to the non-GAAP financial measure Adjusted EBITDA included as Other Data on page 32. We note that you define Adjusted EBITDA as net earnings before interest, taxes, depreciation, amortization, gains/losses on early extinguishment of debt, restructuring charges, miscellaneous income/expense and cumulative effect of change in accounting principle and that that you use the measure because it eliminates the effects of certain recurring and other unusual or infrequent charges that are not directly attributable to your underlying operating performance. Please note that Item 10(e)(1)(ii)(B) of Regulation specifically prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In this regard, please revise future filings to remove the non-GAAP (Adjusted EBITDA) financial measure, as currently presented in your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues, page 42

2. We note from your disclosure that 2007 revenues of $696.8 million significantly decreased by $222.0 million in comparison to 2006 revenues of $918.8 million. It appears that the decrease in 2007 revenue was primarily attributable to the decline in the North American Class 8 heavy trucks due to a downturn as a result of pre-orders in 2006 and corresponding decline in the need for commercial vehicles to haul freight tonnage in North America. If this appears to be a trend, which will change your future revenue and gross profit product mix, please include in your MD&A an analysis that discusses the impact that these changes can have on your future financial position, operating results, and cash flows, as applicable. See Item 303 of Regulation S-K and FR-72 for guidance.

Financial Statements

Note 3. Business Combinations, page 62
Note 8. Goodwill and Intangible Assets, page 68

3. Reference is made to the goodwill and other intangibles aggregate amount of $26.9 million related to your 2007 acquisitions disclosed on page 64. In future filings, please provide on a separate basis the disclosures outlined in paragraphs 52 (a), (b) and (c) (1) of SFAS 141 as it relates to acquired entities disclosed in your filing.

Note 11. Commitments and Contingencies, page 75

4. As your disclosure on leases is brief, it is unclear whether your equipment leases provide for guarantees by the registrant of a portion of a specified residual value at the end of the lease term. In this regard, you should disclose information as to the amount of guarantee liabilities accrued at the balance sheet date in accordance with FIN No. 45. If no such amounts exist, or they are immaterial, please state so. In addition, please provide an accounting policy that clearly and completely discloses the conditions when a residual value amount is recognized as a liability in the consolidated financial statements.

Form 10-Q for the quarterly period ended June 30, 2008

Financial Statements

Condensed Consolidated Statements of Operations, page 1

5. Reference is made to the gain on sale of long-lived assets in the amount of $6.1 million for the six months ended June 30, 2008. In this regard, please revise future filings to provide the disclosures outlined in paragraph 47(a) of SFAS No. 144.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: Chad M. Utrup, Chief Financial Officer
                (614) 289-5365